82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com




05008093

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as rel
The Australian Stock Excha


SEC MAIL
WASH. D.C.
SECTION
183

Fosters Brewing
With Compliments

SUPPL

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP

Inspiring Global Enjoyment



28 April 2005

Foster's interest in Southcorp now 31.0%

Foster's Group Limited (Foster's) announces that its interest in Southcorp Limited (Southcorp) has increased to 31.0% through acceptances into its takeover offer for Southcorp (Offer) and through acceptance instructions held in the Institutional Acceptance Facility established by Foster's.

Percentage of Southcorp shares in which Foster's had a relevant interest prior to the Offer	18.8%
Percentage of Southcorp shares the subject of acceptances under the Offer	0.8%
Percentage of Southcorp shares subject to the Institutional Acceptance Facility	11.4%
Total interest is Southcorp shares	**31.0%**

If Southcorp shareholders have questions in relation to the Foster's offer, or wish to obtain a replacement transfer and acceptance form, they should call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Ends

Further information:

Media

Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

28 April 2005

Foster's interest in Southcorp now 37.2%

Foster's Group Limited (Foster's) announces that its interest in Southcorp Limited (Southcorp) has increased to 37.2% through acceptances into its takeover offer for Southcorp (Offer) and through acceptance instructions held in the Institutional Acceptance Facility established by Foster's.

Percentage of Southcorp shares in which Foster's had a relevant interest prior to the Offer	18.8%
Percentage of Southcorp shares the subject of acceptances under the Offer	6.9%
Percentage of Southcorp shares subject to the Institutional Acceptance Facility	11.5%
Total interest in Southcorp shares	**37.2%**

If Southcorp shareholders have questions in relation to the Foster's offer, or wish to obtain a replacement transfer and acceptance form, they should call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Ends

Further information:

Media

Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme	Southcorp Limited **(Southcorp)**
ACN/ARSN	ABN 80 007 722 643

1. Details of substantial holder (1)

Name	Foster's Group Limited ACN 007 620 886 **(Foster's)**, Brewing Holdings Pty Ltd ACN 004 059 394 **(Brewing Holdings)**, Brewing Investments Pty Ltd ACN 004 233 005 **(Brewing Investments)**, Carlton and United Beverages Limited ACN 004 056 106 **(CUB)**, FBG Investments Pty Ltd ACN 004 373 862 **(FBG)**, Beringer Blass Wine Estates Limited ACN 004 094 599 **(Beringer)** and Beringer Blass Wines Pty Ltd ACN 105 344 965 **(BBW)** and their related bodies corporate listed in Annexure A **(Foster's Group Companies)**.
ACN\ARSN (if applicable)	

There was a change in the interests of the substantial holder on	7 February 2005 – 28 April 2005
The previous notice was given to the company on	14 / 1 / 2005
The previous notice was dated	14 / 1 / 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	139,949,024	18.8%	191,101,154	25.7%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
7 February 2005 – 28 April 2005	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of acceptances of the takeover offer contained in the Bidder's Statement dated 2 February 2005 issued by BBW **(Offer)**.	$4.26 cash subject to the terms of the Offer.	51,152,130	51,152,130

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BBW	Southcorp shareholders who have accepted the Offer.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptance of the Offer.	51,152,130 ordinary shares	51,152,130
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Southcorp shareholders who have accepted the Offer.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of holding, either directly or indirectly, a controlling interest in BBW.	51,152,130 ordinary shares	51,152,130
Foster's Group Companies	Southcorp shareholders who have accepted the Offer.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	51,152,130 ordinary shares	51,152,130
BBW	Reline Investments Pty Limited ACN 095 987 367 **(Reline)**	Reline	BBW has a relevant interest in shares in Southcorp of which Reline is the registered holder pursuant to the Share Sale and Purchase Agreement dated 12 January 2005 between BBW and Reline, a copy of which is contained in Annexure B to the Notice of Initial Substantial Holder dated 14 January 2005.	139,949,024 ordinary shares	139,949,024

Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Reline	Reline	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares of which Reline is the registered holder by reason of holding, either directly or indirectly, a controlling interest in BBW.	139,949,024 ordinary shares	139,949,024
Foster's Group Companies	Reline	Reline	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares of which Reline is the registered holder by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	139,949,024 ordinary shares	139,949,024

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	77 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Robert Keith Dudfield capacity : Assistant Company Secretary

sign here R.K.Dudfield date 29 / 04 / 2005

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A – Related Bodies Corporate

This is Annexure A of 4 pages (including this page) referred to in Form 604, Notice of change of interests of substantial holder

R.K. Dudfield

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886

Date: 29/04/2005

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries
A.C.N. 006 327 028 Pty. Ltd.
A.C.N. 008 008 526 Pty. Ltd.
A.C.N. 070 379 869 Pty. Ltd.
Aldershot Nominees Pty. Ltd.
Amayana Pty. Ltd.
Amberton Wines Pty. Ltd.
AML&F Holdings Pty. Ltd.
Amwex Inc.
Anglemaster Limited
Archana Pty. Ltd.
Ashwick (NT) No. 7 Pty. Ltd.
Ashwick (Qld.) No. 15 Pty. Ltd.
Ashwick (Qld.) No. 96 Pty. Ltd.
Ashwick (Qld.) No. 127 Pty. Ltd.
Ashwick (Qld.) No. 167 Pty. Ltd.
Ashwick (Vic.) No. 27 Pty. Ltd.
Austotel (Victoria Holdings) Pty. Ltd.
Australian Estates Pty. Ltd.
Australian, Mercantile, Land and Finance Company Pty. Ltd.
Australian, Mercantile, London Limited
Bacchus Gate Corp.
Balfours Imports Inc.
Beringer Blass Distribution SRL
Beringer Blass Italia S.R.L.
Beringer Blass Wine Estates Chile Limitada
Beringer Blass Wine Estates Company
Beringer Blass Wine Estates Holdings, Inc.
Beringer Blass Wine Estates Limited (Europe)
Beringer Blass Wine Estates Limited (NZ)
Beringer Blass Wine Estates Limited
Beringer Blass Wines Pty Ltd
Beringer Blass Wine Estates Sales Company
Beringer Wine Estates Foreign Sales Corporation
Bevcorp Pty. Ltd.
Bilyara Vineyards Pty. Ltd.
Bourse du Vin International B.V.
Bourse du Vin Limited
Brewing Holdings Pty. Ltd.
Brewing Investments Pty. Ltd.
Brewman Group Limited
Brewman TL Limited
Brewtech Pty. Ltd.
Bright Star Investments Pty. Ltd.
Bulmer Australia Limited
Bulmer Harvest Limited
Cape Schanck Wines Pty. Ltd.
Cardmember Wines Limited
Cardmember Wines Pty. Ltd.
Carlton & United Beverages Limited
Carlton & United Breweries Pty Ltd
Carlton & United Breweries (N.S.W.) Pty. Limited
Carlton & United Breweries (Queensland) Pty. Ltd.
Carlton & United Breweries (Stator) Pty. Ltd.
Carlton Brewery Hotels (N.R.) Pty. Limited
Carlton Brewery Hotels Pty. Ltd.
Carter and Associates (2000) Limited
Cascade Brewery Company Pty. Ltd.
Cellar Door Direct GmbH
Dorrien Estate Winery Pty Ltd
Cellarmaster Wines Europe B.V.
Cellarmaster Wines Germany GmbH
Cellarmaster Wines Holdings (U.K.) Limited
Cellarmaster Wines Limited
Cellarmaster Wines SA
Cellarmaster Wines (UK) Limited
Cellarmaster Wines Pty. Limited

Cellarmasters GmbH
Classic Packaging Pty. Limited
CNAB Pty. Ltd.
Craigburn Land Co. Pty. Ltd.
Craigburn Property Pty. Ltd.
CSB Pty. Ltd.
Data Co-ordination Centre Inc. – The Wine Exchange
Demener Pty. Ltd.
Dennys Strachan Mercantile Pty. Ltd.
Derel ESC Pty. Ltd.
Dismin Investments Pty. Ltd.
Dreamgame Limited
EFG Australia Pty Ltd
EFG Finance Leasing Pty Ltd
EFG Holdings (U.S.A.) Inc.
EFG Investments Pty Ltd
EFG Securities Pty Ltd
EFG Treasury Pty. Limited
ELFIC Pty Ltd
Elstone Developments Pty. Ltd.
ESG (Enterprises) N.V.
Etude Wines, Inc.
Ewines Pty. Limited
FBG (U.K.) Limited
FBG Brewery Holdings UK Limited
FBG Canada Limited
FBG India Holdings Limited
FBG International Limited
FBG Investments Pty. Ltd.
FBG Treasury (Aust.) Limited
FBG Treasury (Europe) B.V.
FBG Treasury (N.Z.) Limited
FBG Treasury (U.K.) plc
FBG Treasury (U.S.A.) Inc.
FBG Vietnam Holdings Pty. Ltd.
FGL Employee Share Plan Pty. Ltd.
Filehaze Pty. Ltd.

Foster's Brewing Group (U.S.A.) Limited
Foster's Brewing Group Pty. Ltd.
Foster's (Cambodia) Limited
Foster's China Pty. Ltd.
Foster's Danang Limited
Foster's Finance Corp.
Foster's Group Asia Holdings Pty. Ltd.
Foster's Group Canada Inc.
Foster's Group New Zealand Limited
Foster's International (N.Z.) Pty. Limited
Foster's Sports Foundation
Foster's Tien Giang Limited
Foster's Vietnam Limited
Galemaze Pty. Ltd.
Graf von Rudesheim
Grand Cru Expertise "De Belgische Wijnbeurs" N.V.
Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.
H. Jones & Co. Pty. Ltd.
H. Maximilian Pallhuber GmbH & Co. KG
H.P. Bulmer (Overseas Holdings) Limited
Herve Lu Puy
Herve Lu Puy
Highlands Craigieburn Pty. Ltd.
Hotel (FP) Pty. Ltd.
I-Nova Consulting Pty. Ltd.
Il Cavelieri Del Castello Di Gabbiano SRL
Kangaroo Ridge Wines Europe Limited
Kawana Beach Pty. Ltd.
Kawana Central Pty. Ltd.
Kawana Industrial Park Pty. Ltd.
Finnews Pty. Ltd.
FBG Finance Limited
FBG Holdings (U.K.) Limited
FBG Incentive Pty. Ltd.
FGL Insurance Company Pte Ltd
FGL Finance (USD) Pty Ltd
FGL Finance (GBP) Pty Ltd

Kawana Island Pty Ltd.
Kawana Lakes Pty. Ltd.
Krondorf Wines Pty. Ltd.
La Fraternelle De Bourgogne
RSG Beachmere Pty. Ltd.
RSG Bellvista Pty. Ltd.
RSG Funds Management Pty Ltd
RSG Land Group Pty Ltd
RSG Highlands Craigieburn Pty. Ltd.
RSG North Lakes Marketing Pty. Ltd.
RSG North Lakes Sales Pty. Ltd
Liana Cottage Pty. Ltd.
Maglieri Wines Pty. Ltd.
Masthead Brewing Company Pty. Ltd.
Matua Finance Limited
MBBC Limited
Mega Management Pty. Ltd.
Melbourne Brewery Company Pty. Ltd.
Mildara Blass Holdings Inc.
Mildara Blass Inc.
Mildara Blass Wines Inc.
Mildara Holdings Pty. Limited
Moorabbin Junction Pty. Ltd.
N.T. Brewery Pty. Ltd.
Navistar Group Limited
Nellie Products Pty. Ltd.
New Crest Investments Pty. Ltd.
Nexday Europe B.V.
The Continental Wines and Spirits Company (N.Z.) Limited
The Foster Brewing Co. Pty. Ltd.
The New Zealand Wine Club Limited
The Rothbury Estate Pty. Ltd.
The Shamrock Brewing Company Proprietary Limited
The Wine Exchange Limited
The Wine Planet International Pty. Limited
Tibsco Limited
Tibsco Pensions Limited
Foster's People Pty. Ltd.
Tract 4/5 LLC

Nexday Pty. Limited
North Lakes Marketing Consultancy Trust
North Lakes Marketing Pty. Ltd.
North Lakes Sales Agency Trust
North Lakes Sales Pty. Ltd.
North Napa Land Co.
Norwood Beach Pty. Ltd.
Nova Glen Pty. Ltd.
Oakland Glen Pty. Ltd.
Pica Finance Limited
Pica Group Pty Ltd
Pica Nominees Pty. Limited
Pitt, Son & Badgery Pty. Ltd.
Power Brewing Company Pty. Ltd.
Premium Land, Inc.
Primedan Pty. Ltd.
Queensland Breweries Pty. Ltd.
Rimpacific Shipping (U.K.) Ltd.
Robertsons Well Pty. Ltd.
Robertsons Well Unit Trust
Rothbury Sales Pty. Ltd.
Rothbury Wines Pty. Ltd.
Rumar International Pty. Ltd.
Sarl Les Crus Prevendus SADCS
Savirak Pty. Ltd.
Seeton Pty. Ltd.
Shanghai Foster's Brewery Co. Ltd.
Sharden Lodge Pty. Ltd.
Silvester Brothers (AMH) Pty. Limited
Silvester Brothers (AMHUK) Limited
Silvester Brothers Pty. Limited
Societe D Investissement Du Beaujolais
Somar Pty. Ltd.
Stamford Hotel Pty. Ltd.
T'Gallant Winemakers Pty. Ltd.
Telemasters Limited
The Australian Wine Centre Limited
The Australian Wine Club Pty. Ltd.
The Ballarat Brewing Company Pty. Ltd.
'St. Maximilian' Wein-Export Geselschaft m.b.H, Vienna

Trinity Park Inc.

VICD – Produtos Em Cortica, LDA

Victoria Brewery Pty. Ltd.

Vinpac International Pty. Limited

Vinpac SADCS

Vintners Imports Pty. Limited

Volz Pty. Ltd.

Voskane Pty. Ltd.

Werribee Properties (RWDS) Proprietary Limited

Whitecross Investments Pty. Ltd.

Windemere Securities Limited

Wine Planet Holdings Pty. Limited

Wine Planet Technology Pty. Limited

Winemaker's Choice Limited

Wolf Blass Wines Pty. Ltd.

Wood Hall Trust Limited

Wood Hall (Aust.) Pty. Limited

World Wine Gallery GmbH

C.U.B. Pty Ltd

00015868 Limited

02396239 Limited

151435 Canada Ltd.

The Castlemaine Brewery Company Melbourne Pty. Ltd.

The Continental Spirits Company Pty. Ltd.

AP John & Sons Pty. Ltd.

Briar Ridge Manufacturing Pty. Ltd.

Briar Ridge Vineyards Pty. Ltd.

Carlton Brewery (Fiji) Limited

Cellarmaster Wines SA

Foster's India Limited

Graymoor Estate Joint Venture

Graymoor Estate Pty. Ltd.

Graymoor Estate Unit Trust

Greg Norman Estates Joint Venture

Kangaroo Ridge Wine Company Pty. Ltd.

Matua Valley Wines Limited

Samoa Breweries Limited

Shingle Peak Wines Limited

Societe of Bouteillage of Beaujolais, Macon and Bourgogne

South Pacific Distilleries Limited

Waikoukou Vineyards Limited

Wine Buzz KK

Second Supplementary Bidder's Statement



by Beringer Blass Wines Pty Ltd ACN 105 344 965

a wholly owned subsidiary of

Foster's Group Limited ABN 49 007 620 886

This document is the Second Supplementary Bidder's Statement to the Bidder's Statement dated 18 January 2005 (**Original Statement**) by Beringer Blass Wines Pty Ltd (**Bidder**) which was lodged with the Australian Securities and Investments Commission (**ASIC**) on that day in relation to Bidder's Offer under a takeover bid for all of the ordinary shares in Southcorp Limited ABN 80 007 722 643 (**Southcorp**).

This Second Supplementary Bidder's Statement is to be read together with the Original Statement and First Supplementary Bidder's Statement dated 24 February 2005.

Unless the context otherwise requires, defined terms in the Original Statement have the same meaning when used in this Second Supplementary Bidder's Statement.

1 Offer price and Offer conditions

Bidder has increased the Offer price by 12 cents from $4.14 to $4.26 per Southcorp Share (having regard to the fact that Southcorp Shareholders will retain the 3 cent interim dividend paid on 31 March 2005 consistent with the supplementary bidder's statement dated 24 February 2005). This is Bidder's final price in the absence of a superior offer.

Bidder has freed the Offer from all of the conditions (other than the 90% minimum acceptance condition set out in **section 2.12(a)** of the Original Statement).

Bidder will reduce the minimum acceptance condition to 50%. That is, Bidder will free the Offer from the minimum acceptance condition set out in **section 2.12(a)** of the Original Statement upon Bidder having an interest in at least 50% of Southcorp Shares (including shares held under the Institutional Acceptance Facility described in **section 3**).

2 Southcorp Board recommendation and due diligence

A majority of the Southcorp Board has agreed to:

(a) recommend that Southcorp shareholders accept the offer, in the absence of a superior offer; and

(b) assist Bidder in reaching the 90% compulsory acquisition threshold.

Since Bidder's acquisition of an 18.8% relevant interest in Southcorp on 12 January 2005, Foster's and Southcorp have each made considerable effort to reach a mutually acceptable outcome. To that end, Foster's conducted a due diligence review of Southcorp's business at Southcorp's invitation.

3 Institutional Acceptance Facility

Bidder has established an acceptance facility open to wholesale clients (as defined in section 761G of the *Corporations Act*) which hold 500,000 or more Southcorp Shares

(**Institutional Investors**) in order to facilitate receipt of acceptances to the Offer (**Facility**). Southcorp Shareholders who are not Institutional Investors may not participate in the Facility.

3.1 Operation of the Facility

The following is a summary of how the Facility will operate:

(a) Institutional Investors may lodge acceptance instructions with an agent, Credit Suisse First Boston Australia Limited ABN 94 007 016 300 (**Facility Operator**), in the form of Acceptance Forms and/or directions to custodians to accept the Offer (**Acceptance Instructions**) that demonstrate their intention to accept the Offer. Facility Operator will hold the Acceptance Instructions subject to a bare trust as lodgement agent and will not acquire a Relevant Interest in any of the Southcorp Shares the subject of the Acceptance Instructions.

(b) Facility Operator must deliver:

(i) the Acceptance Forms to Computershare Investor Services Pty Limited (in the case of Issuer Sponsored Holdings) or the relevant Brokers or Non-Broker Participants (in the case of CHESS Holdings); and

(ii) the custodian directions to the custodians,

if and when Facility Operator receives a written notice (**Confirmation Notice**) from Bidder that delivery and implementation of the Acceptance Instructions held by Facility Operator will result in Bidder having a Relevant Interest in Southcorp Shares that is at least 50% (by number).

The above requirements cannot be waived or altered and must be fulfilled before the Confirmation Notice can be issued.

(c) Institutional Investors are able to withdraw their Acceptance Instructions at any time prior to Facility Operator receiving the Confirmation Notice referred to above.

Attached as Schedule 1 is a copy of the Appointment of the Facility Operator documents (including the Terms of Appointment).

3.2 Bidder's obligations in respect of the Facility

(a) Before 8:30am on each Business Day, Facility Operator will inform Bidder of the details of Southcorp Shares in respect of which Acceptance Instructions have been received. Following receipt of this information from Facility Operator, Bidder will disclose this information to the market by 9.30am on the Business Day following any movement of at least 1% in the aggregate of the number of Southcorp Shares subject to the Facility and the number of Southcorp Shares in which Bidder has a Relevant Interest, together with a breakdown of the aggregate amount between those two categories.

(b) If necessary, Bidder will extend the Offer to ensure that Southcorp Shareholders who are not eligible to participate in the Facility will have at least 7 days to accept the Offer after the delivery of the Confirmation Notice.

(c) Bidder will deliver the Confirmation Notice as soon practicable to the Facility Operator upon the condition contained in **section 3.1(b)** being fulfilled.

3.3 Facility Operator

The Facility Operator is an adviser to Foster's in relation to the Offer.

4 Authorisation

This Second Supplementary Bidder's Statement has been approved by a resolution passed by the directors of Bidder on 22 April 2005.

Dated 22 April 2005

Signed for and on behalf of Bidder by Trevor Louis O'Hoy, a director of Bidder who is authorised to sign this Second Supplementary Bidder's Statement on behalf of Bidder pursuant to a resolution passed by the directors on 22 April 2005.



Trevor Louis O'Hoy
Director

Schedule 1

SEND TO	
ATTN:	Ben Skilbeck
FAX NO:	(02) 8205 4394
ADDRESS:	Ben Skilbeck Credit Suisse First Boston Level 31, Gateway 1 Macquarie Place Sydney NSW 2000
EMAIL:	ben.skilbeck@csfb.com

Appointment of Facility Operator

On provision to Credit Suisse First Boston Australia Limited ABN 94 007 016 300 (**Facility Operator**) of:

1 this duly completed and executed Appointment of Facility Operator form; and

2 a duly completed and executed acceptance form (**Acceptance Form**) in respect of all of shares the Shareholder holds in Southcorp Limited (**Southcorp Shares**) or, where applicable, a duly completed and executed direction to the Shareholder's custodian (**Custodian**) to accept the Offer in respect of the Southcorp Shares (**Custodian Direction**),

the Shareholder appoints Facility Operator as a bare trustee to hold the Acceptance Form and/or Custodian Direction (as appropriate) as acceptance collection agent only, subject to the Terms.

Shareholder details:

Shareholder's legal name ______________________

Number of Southcorp Shares presently held by Shareholder ______________________ [Note: Must be at least 500,000 shares]

Shareholder contact person ______________________

Address ______________________

____

Telephone number ( ) ______________________

Fax number ( ) ______________________

Email address ______________________

Custodian details (where applicable):

Custodian's legal name ______________________

Custodian contact person ______________________

Address ______________________

____

Telephone number ( ) ______________________________

Fax number ( ) ______________________________

Email address ______________________________

Signed for and on behalf of:

Shareholder Name: ______________________________

ABN / ACN (were applicable): ______________________________

Signature: ______________________________

Date: ______________________________

Name: ______________________________

Title: ______________________________

Terms of Appointment

1 These Terms of Appointment (**Terms**) relate to the share acceptance facility (**Facility**) that has been arranged by Facility Operator and Foster's Group Limited (**Foster's**) in respect of the takeover offer dated 2 February 2005 by Beringer Blass Wines Pty Ltd (**Bidder**) (a wholly owned subsidiary of Foster's) for all of the shares in Southcorp Limited (**Southcorp**) (**Offer**).

2 The Shareholder directs Facility Operator to deliver:

(a) the Acceptance Form to Computershare Investor Services Pty Limited (in the case of Issuer Sponsored Holdings) or the relevant Broker or Non-Broker Participant (in the case of CHESS Holdings); and/or

(b) the Custodian Direction to the Custodian (as appropriate),

as soon as reasonably possible after Facility Operator receives written confirmation from Bidder, in the form of a notice from Bidder (**Confirmation Notice**) substantially similar to the notice set out in Annexure A.

3 Facility Operator must return the Acceptance Form and/or Custodian Direction to the Shareholder promptly upon receipt of written notification from:

(a) the Shareholder at any time prior to Facility Operator receiving the Confirmation Notice from Bidder; or

(b) Foster's terminating its arrangements with Facility Operator in respect of the Facility.

4 The Shareholder warrants that:

(a) it is the absolute legal owner of the Southcorp Shares (or, where the Custodian is the legal owner of Southcorp Shares, either the Shareholder is the absolute beneficial owner of the Southcorp Shares or the Shareholder controls the exercise of the power to dispose of Southcorp Shares);

(b) it is a wholesale client (as defined in section 761G of the *Corporations Act*) which holds at least 500,000 Southcorp Shares;

(c) the Southcorp Shares are free of all encumbrances;

(d) it has authority to enter into the arrangements and provide the warranties contained in these Terms;

(e) in respect of the Acceptance Form (if applicable), the Acceptance Form has been duly completed and executed and, in the case of CHESS Holdings, when delivered to the Broker or Non-Broker Participant, it will compel the relevant Broker or Non-Broker Participant to immediately initiate acceptance of the Offer for the Southcorp Shares subject to its compliance procedures (in respect of which the Shareholder will take all necessary action in order to ensure the Broker or Non-Broker Participant can perform this obligation);

(f) in respect of the Custodian Direction (if applicable), the Custodian Direction has been duly completed and executed and when delivered to the Custodian, it will compel the Custodian to immediately accept the Offer for the Southcorp Shares subject to its compliance procedures (in respect of which the Shareholder will take all necessary action in order to ensure the Custodian can perform this obligation);

(g) if it purchases the legal and beneficial interest or beneficial interest in additional Southcorp Shares, it will notify Facility Operator of the additional number of Southcorp Shares acquired in writing within 24 hours; and

(h) it will give Facility Operator written notice in accordance with paragraph 3 above revoking the acceptance instructions if Shareholder intends to decide to dispose of, encumber or otherwise create any third party interest whatsoever in respect of any of the Southcorp Shares or, where the Southcorp Shares are held by the Custodian, the Custodian is changed or Shareholder becomes the legal owner of the Southcorp Shares.

5 The Shareholder acknowledges, and by accepting the Acceptance Form and/or Custodian Direction, Facility Operator agrees, that Facility Operator does not have any duties, obligations, rights or powers in relation to the Southcorp Shares or the bare trust created by these Terms other than as expressly set out in these Terms and that nothing in the arrangement described in these Terms creates in Facility Operator a relevant interest (as defined in the *Corporations Act*), or legal or equitable interest, or association between Facility Operator and the Shareholder in, or in relation to, any of the Southcorp Shares which are the subject of the Acceptance Form and/or Custodian Direction held by Facility Operator.

6 Facility Operator does not accept and is released from any responsibility for ensuring that the Confirmation Notice from Bidder is delivered, or that it is delivered in time to effect acceptance of the Offer in respect of Southcorp Shares.

7 Facility Operator:

(a) does not accept and is released from any responsibility if there is any defect in the completion, execution or implementation of the Acceptance Form or Custodian Direction by the Shareholder or by the Custodian, which would render it (or any acceptance form provided by the Custodian in relation to Southcorp Shares) ineligible for acceptance; and

(b) is not responsible for any stamp duty or other duties payable in respect of these Terms or the Shareholder's instructions as contemplated by these Terms and any such duties will be payable by the Shareholder.

Annexure A

Confirmation Notice

This notice is given by Beringer Blass Wines Pty Ltd (ACN 105 344 965) (**Bidder**) in relation to the Share Acceptance Facility in relation to its offer for all of the issued ordinary shares in Southcorp Limited (ABN 80 007 722 643) (**Southcorp**) (**Offer**).

Bidder gives notice to Credit Suisse First Boston Australia Limited (**Facility Operator**) that delivery and implementation of the Acceptance Instructions held by Facility Operator will result in Bidder having a Relevant Interest in Southcorp Shares that is at least 50% (by number).

Bidder has voting power (pursuant to acceptances of the Offer, Acceptance Instructions lodged with the Facility and the Sale and Purchase Agreement with Reline Investments Pty Ltd) of [#]% in Southcorp as at [*time*] on [**] 2005.

Terms defined in the Bidder's Statement (including any supplementary bidder's statements) have the same meaning when used in this notice unless the context requires otherwise.

Dated: [**] 2005

Signed on behalf of Beringer Blass Wines Pty Ltd:

____

[Name]
[Position]

Notice of variation

To: Southcorp Limited (**Southcorp**) and each person to whom an offer has been made (**Offer**) under the bidder's statement dated 18 January 2005 (**Bidder's Statement**) by Beringer Blass Wines Pty Ltd (**BBW**).

1 Increase in Offer price and waiver of conditions

BBW gives notice under section 650D and 650F of the Corporations Act that:

(a) it varies the Offer by increasing the consideration payable to Southcorp shareholders under the Offer by 12 cents from $4.14 to $4.26 per Southcorp share (having regard to the fact that Southcorp shareholders will retain the 3 cent interim dividend paid on 31 March 2005 consistent with the supplementary bidder's statement dated 24 February 2005). The Bidder's Statement and acceptance forms are amended accordingly;

(b) it frees the Offer from all conditions contained in section 2.12 of the Bidder's Statement that have not yet either been fulfilled or waived as at the date of this notice (other than the 90% Condition contained in section 2.12(a) of the Bidder's Statement); and

(c) BBW and its associates have a relevant interest in approximately 19.4% of the ordinary shares of Southcorp.

2 Previous variation

The Offer was previously varied by notices dated 7 March 2005, 23 March 2005, 4 April 2005 and 20 April 2005.

3 ASIC

A copy of this notice was lodged with the Australian Securities and Investments Commission (**ASIC**) on 22 April 2005. ASIC takes no responsibility for the contents of this notice.

DATED: 22 April 2005

Signed for BBW by Mr Frank Swan and Mr Trevor O'Hoy, being directors of BBW who are authorised to sign this notice pursuant to a resolution passed by the directors of BBW.



Frank Swan
Director



Trevor O'Hoy
Director

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

26 April 2005

Foster's Confirms Revised Payment Terms

Following its announcement on Friday 22 April 2005 in relation to its offer to acquire Southcorp Limited (Southcorp), Foster's Group Limited (Foster's) today confirmed that it will accelerate payment to within 3 days of the later of the offer becoming unconditional and processing of a valid acceptance.

If Southcorp shareholders have questions in relation to the Foster's offer, or wish to obtain a replacement transfer and acceptance form, they should call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Ends

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623